CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$10,326,000	$1,408.47

(1)                                  Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated June 19, 2013 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$10,326,000 Buffered SuperTrackSM Notes due December 24, 2014 Linked to the Lesser Return of the S&P 500® Index and the Russell 2000® Index Global Medium-Term Notes, Series A, No. E-8003

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	June 19, 2013

Issue Date:	June 24, 2013

Final Valuation Date:	December 19, 2014, subject to postponement for certain market disruption events

Maturity Date:	December 24, 2014, subject to postponement for certain market disruption events

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Assets:

S&P 500® Index (the “S&P 500 Index”) and the Russell 2000® Index (the “Russell 2000 Index”)

The S&P 500 Index and the Russell 2000 Index are each referred to in this pricing supplement as a “Reference Asset” or “Index” and collectively as the “Reference Assets” or “Indices”.

Interest Rate:	5.05% per annum

Interest Payment Dates:

Quarterly, payable in arrears on the 24th day of each September, December, March, and June during the term of the Notes (subject to the following business day convention), commencing on September 24, 2013, and ending on and including the Maturity Date.

Day Count Convention:	30/360

Tax Allocation of the Quarterly Interest Payments:	Deposit Income: 0.175% (0.68% per annum) of the amount of the quarterly interest payment Put Premium: 1.0925% (4.37% per annum) of the amount of the quarterly interest payment

Index Return:

With respect to each Reference Asset and with respect to the Final Valuation Date, the performance of such Reference Asset from its Initial Level to its Final Level, calculated as follows:

Final Level – Initial  Level
Initial Level

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price†	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	0.05%	99.95%
Total	$10,326,000	$10,326,000	$5,163	$10,320,837

† Our estimated value of the Notes on the pricing date, based on our internal pricing models, is $988.70 per Note. The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-1 of this pricing supplement.

‡ Barclays Capital Inc. will receive commissions from the Issuer equal to up to 0.05% of the principal amount of the Notes, or up to $0.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.  Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives per Note, assuming the maximum per Note agent’s commission of 0.05%.  Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes. For additional information on the distribution of the Notes, see “Supplemental Plan of Distribution” in this pricing supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete.   Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Lesser Performing Index:	The Reference Asset with the lowest Index Return, as calculated in the manner set forth above.

Downside Leverage Factor:	1.1765

Buffer Percentage:	15.00%

Payment at Maturity:

If you hold your Notes to maturity, your payment at maturity will be calculated as follows, in each case subject to our credit risk:

•                   If the Index Return of the Lesser Performing Index is equal to or greater than -15.00%, you will receive, in addition to the final interest payment on the Notes, a cash payment of $1,000 per $1,000 principal amount Note.

•                   If the Index Return of the Lesser Performing Index is less than -15.00%, you will receive, in addition to the final interest payment on the Notes, a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) (i) $1,000 times (ii) the Index Return of the Lesser Performing Index plus the Buffer Percentage times (iii) the Downside Leverage Factor, calculated as follows:

$1,000 + [$1,000 x (Index Return of the Lesser Performing Index + 15.00%) x Downside Leverage Factor]

If the Lesser Performing Index declines by more than 15.00% from its Initial Level to its Final Level, you will lose 1.1765% of the principal amount of your Notes for every 1.00% that the Index Return of the Lesser Performing Index falls below -15.00%.  As such, you could lose up to 100% of your principal at maturity.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party.  For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Index Business Day:

With respect to an Index, a day, as determined by the Calculation Agent, on which each of the relevant exchanges on which each Index component is traded is scheduled to be open for trading and trading is generally conducted on each such relevant exchange.

Business Day:

Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City, United States or London, England generally, are authorized or obligated by law or executive order to close.

Closing Level:

With respect to the S&P 500 Index, for any Index Business Day, the closing level of the S&P 500 Index published at the regular weekday close of trading on that Index Business Day as displayed on Bloomberg Professional® service page “SPX <Index>“ or any successor page on Bloomberg Professional® service or any successor service, as applicable.

With respect to the Russell 2000 Index, for any Index Business Day, the closing level of the Russell 2000 Index published at the regular weekday close of trading on that Index Business Day as displayed on Bloomberg Professional® service page “RTY <Index>“ or any successor page on Bloomberg Professional® service or any successor service, as applicable.

In certain circumstances, the closing level of an Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” of the accompanying Prospectus Supplement.

Initial Level:

With respect to the S&P 500 Index, 1,628.93, the Closing Level of the Index on the Initial Valuation Date.

With respect to the Russell 2000 Index, 986.50, the Closing Level of the Index on the Initial Valuation Date.

Final Level:	With respect to a Reference Asset, the Closing Level of the Reference Asset on the Final Valuation Date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TXT9 and US06741TXT95

*          If such day is not a Business Day, payment will be made on the immediately following Business Day with the same force and effect as if made on the specified date. No interest will accrue as a result of delayed payment.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the initial valuation date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the initial valuation date is less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the initial valuation date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after initial valuation date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the initial valuation date for a temporary period expected to be approximately three (3) months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

HYPOTHETICAL PAYMENT AT MATURITY CALCULATIONS

The following steps illustrate the hypothetical payment at maturity calculations.  The hypothetical payment at maturity calculations set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the Notes.

Step 1: Determine which Reference Asset is the Lesser Performing Index.

To determine which Reference Asset is the Lesser Performing Index on the Final Valuation Date, the Calculation Agent will need to calculate the Index Return of each Reference Asset on the Final Valuation Date. The Reference Asset with the lowest Index Return will be the Lesser Performing Index and its Index Return will determine the payment due at maturity.

The Index Return of a Reference Asset on the Final Valuation Date is equal to the performance of such Reference Asset from its Initial Level to its Closing Level on the Final Valuation Date (referred to as the “Final Level”), calculated by the Calculation Agent as follows:

Final Level – Initial Level
Initial Level

Step 2: Calculate the Payment at Maturity based on the Final Level and Index Return of the Lesser Performing Index.

The payment at maturity will depend on whether the Index Return of the Lesser Performing Index is greater than, equal to or less than -15.00. If the Index Return of the Lesser Performing Index is equal to or greater than -15.00%, you will receive at maturity (subject to our credit risk) a cash payment of $1,000 per $1,000 principal amount Note (in addition to the final interest payment on the Notes).  However, if the Index Return of the Lesser Performing Index is less than -15.00%, you will receive, a cash payment at maturity per $1,000 principal amount Note equal to (a) $1,000 plus (b) (i) $1,000 times (ii) the Index Return of the Lesser Performing Index plus the Buffer Percentage times (iii) the Downside Leverage Factor.  The payment at maturity will be based solely on the performance of the Lesser Performing Index and the performance of the other Index will not be taken into account for purposes of calculating any payment due at maturity under the Notes.  As such, if the Index Return of the Lesser Performing Index has depreciated by more than 15.00% relative to its Initial Level, you will be fully exposed to such decline on an accelerated basis and may lose the full principal amount of your Notes at maturity.

The following table illustrates the hypothetical payments at maturity assuming a range of performances for the Reference Assets. The numbers appearing in the table have been rounded for ease of analysis and do not take into account any tax consequences from investing in the Notes.  Note that, for purposes of the hypothetical payment at maturity calculations set forth below, we are assuming:

•                  Initial Level of the S&P 500 Index: 1,628.93

•                  Initial Level of the Russell 2000 Index: 986.50

•                  Buffer Percentage: 15.00%

•                  Downside Leverage Factor: 1.1765

S&P 500 Index Final Level	Russell 2000 Index Final Level	Index Return of the S&P 500 Index	Index Return of the Russell 2000 Index	Index Return of the Lesser Performing Index	Payment at Maturity* (Not including any quarterly contingent payment)
2,606.29	1,479.75	60.00%	50.00%	50.00%	$1,000.00
2,280.50	1,479.75	40.00%	50.00%	40.00%	$1,000.00
2,117.61	1,578.40	30.00%	60.00%	30.00%	$1,000.00
2,199.06	1,183.80	35.00%	20.00%	20.00%	$1,000.00
1,791.82	1,183.80	10.00%	20.00%	10.00%	$1,000.00
1,873.27	1,035.83	15.00%	5.00%	5.00%	$1,000.00
1,628.93	1,035.83	0.00%	5.00%	0.00%	$1,000.00
1,628.93	986.50	0.00%	0.00%	0.00%	$1,000.00
1,791.82	937.18	10.00%	-5.00%	-5.00%	$1,000.00
1,466.04	1,085.15	-10.00%	10.00%	-10.00%	$1,000.00
1,710.38	838.53	5.00%	-15.00%	-15.00%	$1,000.00
1,303.14	1,085.15	-20.00%	10.00%	-20.00%	$941.18
1,140.25	937.18	-30.00%	-5.00%	-30.00%	$823.53
1,303.14	591.90	-20.00%	-40.00%	-40.00%	$705.88
1,710.38	493.25	5.00%	-50.00%	-50.00%	$588.24
651.57	887.85	-60.00%	-10.00%	-60.00%	$470.59
488.68	1,183.80	-70.00%	20.00%	-70.00%	$352.94
977.36	197.30	-40.00%	-80.00%	-80.00%	$235.29
325.79	98.65	-80.00%	-90.00%	-90.00%	$117.65
0.00	1,035.83	-100.00%	5.00%	-100.00%	$0.00

*per $1,000 principal amount Note

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The S&P 500 Index increases from an Initial Level 1,628.93 of to a Final Level of 1,791.82 and the Russell 2000 Index increases from an Initial Level of 986.50 to a Final Level of 1,183.80.

Because the Index Return of the S&P 500 Index of 10.00% is less than the Index Return of the Russell 2000 Index of 20.00%, the S&P 500 Index is the Lesser Performing Index Asset. Because the Index Return of the Lesser Performing Index is not less than -15.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note (plus the final interest payment on the Notes).

Example 2: The S&P 500 Index increases from an Initial Level 1,628.93 of to a Final Level of 1,791.82 and the Russell 2000 Index decreases from an Initial Level of 986.50 to a Final Level of 937.18

Because the Index Return of the Russell 2000 Index of -5.00% is less than the Index Return of the S&P 500 Index of 10.00%, the Russell 2000 Index is the Lesser Performing Index. Because the Index Return of the Lesser Performing Index is not less than -15.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note (plus the final interest payment on the Notes).

Example 3: The S&P 500 Index decreases from an Initial Level 1,628.93  to a Final Level of 1,303.14 and the Russell 2000 Index increases from an Initial Level of 986.50 to a Final Level of 1,085.15.

Because the Index Return of the S&P 500 Index of -20.00% is less than the Index Return of the Russell 2000 Index of 10.00%, the S&P 500 Index is the Lesser Performing Index.  Because the Index Return of the Lesser Performing Index is less than -15.00%, the investor receives a payment at maturity of $941.18 per $1,000 principal amount Note (plus the final interest payment on the Notes), calculated as follows:

$1,000 + [$1,000 x (Index Return of the Lesser Performing Index  + Buffer Percentage) x Downside Leverage Factor]

$1,000 + [$1,000 x (-20.00% + 15.00%) x 1.1765] = $941.18

Example 4: The S&P 500 Index decreases from an Initial Level 1,628.93  to a Final Level of 1,303.14 and the Russell 2000 Index decreases from an Initial Level of 986.50 to a Final Level of 591.90.

Because the Index Return of the Russell 2000 Index of -40.00% is less than the Index Return of the S&P 500 Index of -20.00%, the Russell 2000 Index is the Lesser Performing Index.  Because the Index Return of the Lesser Performing Index is less than -15.00%, the investor receives a payment at maturity of $705.88 per $1,000 principal amount Note (plus the final interest payment on the Notes), calculated as follows:

$1,000 + [$1,000 x (Index Return of the Lesser Performing Index + Buffer Percentage) x Downside Leverage Factor]

$1,000 + [$1,000 x (-40.00% + 15.00%) x 1.1765] = $705.88

Examples 3 and 4 above demonstrate that the payment at maturity on your Notes (excluding the final interest payment) will be based solely on the Index Return of the Lesser Performing Index. Example 3 demonstrates that, if the Index Return of the Lesser Performing Index is less than -15.00%, the Notes will be exposed on an accelerated basis to the negative performance of such Index, even if the Index Return of the other Index is positive. Example 4 further demonstrates that if the Index Returns of both Reference Assets are less than -15.00%, the payment at maturity on the Notes (excluding the final interest payment) will be exposed on an accelerated basis to the negative performance of the Lesser Performing Index. In either case, the investor will lose some or all of the principal amount of their Notes, and the amount of such loss will not be mitigated in any way by virtue of the fact that the Index Return of the other Index is higher than the Index Return of the Lesser Performing Index.

SELECTED PURCHASE CONSIDERATIONS

•                  Market Disruption Events—The Final Valuation Date and the Maturity Date are subject to adjustment in the event of a Market Disruption Event with respect to any Index.   If the Calculation Agent determines that a Market Disruption Event occurs or is continuing in respect of any Index on the Final Valuation Date, the Final Valuation Date will be postponed.  If such postponement occurs, the Closing Levels of the Indices will be determined using the Closing Levels of the Indices on the first following Index Business Day on which no Market Disruption Event occurs or is continuing in respect of all Indices.  In no event, however, will the Final Valuation Date be postponed by more than five days that would have been an Index Business Days but for the occurrence of a Market Disruption Event.  If the Calculation Agent determines that a Market Disruption Event occurs or is continuing in respect of any Index on such fifth day, the Calculation Agent will determine the Closing Level of the Index(ices) unaffected by such Market Disruption Event using the Closing Level of such Index(ices) on such fifth day, and will make an estimate of the Closing Level of the Index(ices) affected by such Market Disruption Event that would have prevailed on such fifth day in the absence of such Market Disruption Event.  In the event that the Final Valuation Date is postponed, the Maturity Date will be the third Business Day following the Final Valuation Date, as postponed.

For a description of what constitutes a Market Disruption Event with respect to the Indices, see “Reference Assets—Indices— Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the accompanying prospectus supplement.

•                  Adjustments to the Indices—The payment you will receive at maturity may be subject to adjustment in certain circumstances.  For a description of adjustments that may affect the Indices, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index” in the accompanying prospectus supplement.

•                  Downside Exposure to the U.S. Equities Underlying the Respective Indices—All payments due under the Notes, if any, are linked to the Lesser Performing Index. As such, the investor is exposed to the performance (which may be negative) of the S&P 500 Index and the Russell 2000 Index The S&P 500 Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

For additional information regarding the Reference Assets, please see “Information Regarding the Reference Assets” in this pricing supplement.

•                  Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).  In addition, this discussion does not apply to you if you purchase your Notes for more or less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to treat your Notes as an investment unit consisting of (i) a fixed-rate debt instrument that we issued to you for an amount equal to the principal amount of the Notes (the “Deposit”) and (ii) a put option in respect of the Reference Assets (the “Put Option”) which you sold to us in exchange for a portion of the stated interest on the Notes (the “Put Premium”).  On the cover page of this pricing supplement, we have determined the amount of each interest payment that represents interest on the Deposit (this amount is denoted as “Deposit Income”) and the amount that represents Put Premium (this amount is denoted as “Put Premium”).  The terms of your Notes require you and us to allocate the interest payments as set forth on the cover page, but this allocation is not binding on the Internal Revenue Service.  Except as otherwise noted below, the discussion below assumes that your Notes will be treated in the manner described above.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Amounts treated as interest on the Deposit will be subject to tax as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes.  For a further discussion of the tax considerations applicable to fixed-rate debt instruments, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes” in the accompanying prospectus supplement.  Amounts treated as Put Premium should generally be deferred and accounted for upon the sale or maturity of the Notes, as discussed below.

The receipt of cash upon maturity of your Notes (excluding cash attributable to the final quarterly interest payment on the Notes) would likely be treated as (i) payment in full of the principal amount of the Deposit, which would likely not result in the recognition of gain or loss, and (ii) the lapse (if you receive the principal amount of the Notes) or the cash settlement (if you receive less than the principal amount of the Notes) of the Put Option.  Under such characterization, you should generally recognize short-term capital gain or loss in an amount equal to the difference between (i) the amount of Put Premium paid to you over the term of the Notes (including the Put Premium received at maturity) and (ii) the excess (if any) of (a) the principal amount of your Notes over (b) the amount of cash you receive at maturity (excluding cash attributable to the final quarterly interest payment on the Notes).

Upon a sale of your Notes, you would be required to apportion the value of the amount you receive between the Deposit and Put Option on the basis of the values thereof on the date of the sale.  You would recognize gain or loss with respect to the Deposit in an amount equal to the difference between (i) the amount apportioned to the Deposit (excluding amounts attributable to accrued and unpaid interest on the Deposit) and (ii) your adjusted tax basis in the Deposit.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

Upon a sale of your Notes, the amount of cash that you receive that is apportioned to the Put Option, if any, (together with any amount of Put Premium received in respect thereof and deferred as described above) would be treated as short-term capital gain.  If the value of the Deposit on the date of the sale of your Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment to the purchaser equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option.  In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the Put Premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

Any character mismatch arising from your inclusion of ordinary income in respect of the interest on the Deposit and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

Alternative Treatments.  There are no regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of instruments with terms that are substantially the same as the Notes, and the Internal Revenue Service could assert that the Notes should be taxed differently than in the manner described above.  For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments.  If your Notes are so treated, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly.  If your Notes are so treated, you would recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes.  Any gain you recognize upon the sale or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss.  For a further discussion of the tax considerations applicable to contingent payment debt instruments, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

It is also possible that the Notes could be treated as a pre-paid income-bearing executory contract in respect of the Reference Assets, in which case you may be required to include the entire quarterly interest payment on the Notes in ordinary income (and not just the interest on the Deposit).

Furthermore, it is also possible that the Notes could be treated as notional principal contracts that are comprised of a swap component and a loan component.  If the Notes were treated as notional principal contracts, you could in effect be required to include all of the stated interest in income, rather than only the portion thereof denoted as Deposit Income on the cover page of the Preliminary Pricing Supplement, and any gain or loss that you recognize upon the maturity of your Notes would likely be treated as ordinary income or loss.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

“Specified Foreign Financial Asset” Reporting.  Under legislation enacted in 2010, owners of “specified foreign financial assets” (which may include your Notes) with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any interest payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding.   If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any interest payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding “ in the accompanying prospectus supplement.

In addition, the Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which could ultimately require us to treat all or a portion of any payment in respect of your Notes as a “dividend equivalent” payment that is subject to withholding tax at a rate of 30% (or a lower rate under an applicable treaty).  However, such withholding would potentially apply only to payments made after December 31, 2013.  You could also be required to make certain certifications in order to avoid or minimize such withholding obligations, and you could be subject to withholding (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory.  You should consult your tax advisor concerning the potential application of these regulations to payments you receive with respect to the Notes when these regulations are finalized.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Assets or the underlying components of the Reference Assets.  These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•                  “Risk Factors—Risks Relating to All Securities”;

•                  “Risk Factors—Additional Risks Relating to Securities with More Than One Reference Asset, Where the Performance of the Security Is Based on the Performance of Only One Reference Asset”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•                  “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•                  “Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•                  You Will be Exposed to Any Decline From the Initial Level to the Final Level of the Lesser Performing Index on an Accelerated Basis; You May Lose Up to 100% of Your Principal—The Notes do not guarantee any return of principal.  If the Lesser Performing Index declines by more than 15.00% from its Initial Level to its Final Level, you will lose 1.1765% of the principal amount of your Notes for every 1.00% that the Index Return of the Lesser Performing Index falls below -15.00%.  As such, you may lose up to 100% of the principal amount of your Notes (without taking into account any interest payments on the Notes).

•                  The Payment at Maturity on the Notes is not Linked to the Value of any Reference Asset Other than the Final Level of the Lesser Performing Index—Any payment due at maturity on your Notes will be linked solely to the performance of the Lesser Performing Index and the performance of the other Reference Assets will not be taken into consideration.  For example, if the Final Level of the Lesser Performing Index is less than 15.00% of its Initial Level, even though the other Index appreciates from its Initial Level to its Final Level, the calculation of the payment at maturity will not take into account such appreciation and your Notes will be fully exposed to any decline of the Lesser Performing Index from its Initial Level to its Final Level.  Similarly, if both the Reference Assets have negative Index Returns, any payment at maturity will depend solely on whether the Final Level of the Lesser Performing Index is less than 15.00% of its Initial Level and will not be limited in any way by virtue of the Index Return of the other Reference Asset being greater than the Index Return of the Lesser Performing Index or by virtue of the Final Level of the other Reference Asset not being less than 15.00% of its Initial Level. Accordingly, your investment in the Notes may result in a return that is less, and may be substantially less, than an investment that is linked to the Reference Asset that is not the Lesser Performing Index.

•                  The Payment at Maturity of Your Notes is Not Based on the Closing Level of the Lesser Performing Index at Any Time Other than on the Final Valuation Date—The Closing Level of the Lesser Performing Index on the Final Valuation Date (subject to adjustments as described in the prospectus supplement) or the Final Level will be the relevant value when determining the payment due at maturity. Therefore, if the Closing Level of the Lesser Performing Index fell precipitously on the Final Valuation Date, causing the Closing Level of the Lesser Performing Index to fall below its respective Barrier Level, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the Closing Level of the Lesser Performing Index prior to such drop.

•                  You Will Not Receive More Than the Principal Amount of Your Notes at Maturity—At maturity, in addition to the final Interest Payment, you will not receive more than the principal amount of your Notes, even if the Index Return of either or both of the Indices is greater than 0%.  The total payment you receive over the term of the Notes will never exceed the principal amount of your Notes plus the Interest Payments, paid during the term of the Notes.

•                  Return Limited to the Quarterly Interest Payments—Your return is limited to the quarterly Interest Payments.  You will not participate in any appreciation in the level of either Index.

•                  Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.   In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•                  Holding the Notes is not the Same as Owning Directly the Reference Assets, or the Underlying Constituents of the Reference Assets; No Dividend Payments or Voting Rights—Holding the Notes is not the same as investing directly in any of the Reference Assets or the underlying constituents of the Reference Assets.  The return on your Notes will not reflect the return you would realize if you actually purchased the underlying constituents of the Reference Assets. As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks comprising the Indices, would have.

•                  Historical Performance of the Reference Assets Should Not Be Taken as Any Indication of the Future Performance of the Reference Assets Over the Term of the Notes—The historical performance of a Reference Asset is not an indication of the future performance of the Reference Assets over the term of the Notes.  The historical correlation between Reference Assets is not an indication of the future correlation between them over the term of the Notes.  Therefore, the performance of the Reference Assets over the term of the Notes may bear no relation or resemblance to the historical performance of the Reference Assets.

•                  Equity Market Risks— The Indices may fluctuate in accordance with changes in the financial condition of the relevant issuers of the component stocks that comprise the Indices, the value of common stocks generally and other factors.  The financial condition of the issuers of the component stocks that comprise the Indices may become impaired or the general condition of the equity market may deteriorate, either of which may cause a decrease in the level of the Indices, and thus in the market value of the Notes.  Common stocks are susceptible to general equity market fluctuations, to speculative trading by third parties and to volatile increases and decreases in value as market confidence in and perceptions regarding the security or securities comprising the Indices change.  Investor perceptions regarding the issuer of an equity security comprising an Index are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises.

•                  Certain Considerations Related to Equity Indices Whose Underlying Constituents Are Small Capitalization Stocks— The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

•                  Adjustments to the Indices Could Adversely Affect the Value of the Notes—Those responsible for calculating and maintaining the Indices can add, delete or substitute the components of the Indices, or make other methodological changes that could change the value of the Indices. In addition, the publisher of an Index may discontinue or suspend calculation or publication of such Index. Any of these actions could adversely affect the value of the Reference Assets and, consequently, the value of the Notes. For a description of the actions that may be taken by the Calculation Agent in the event that an Index publisher discontinues or suspends calculation of an Index, please see “Selected Purchase Considerations— Market Disruption Events” and “Selected Purchase Considerations— Adjustments to the Indices” in this pricing supplement.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the initial valuation date is lower than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the initial valuation date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions (see “Many Economic and Market Factors Will Impact the Value

of the Notes” below), and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the initial valuation date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the initial valuation date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes.  Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•                  Additional Conflicts of Interest—As discussed above, we and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that exceeds the portion of the quarterly payments treated as interest on the Deposit for U.S. federal income tax purposes and whether all or part of the gain or loss you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income or loss.   Similarly, the Internal Revenue Service and Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income in respect of the Notes at a rate that exceeds the portion of the quarterly payments treated as interest on the Deposit for U.S. federal income tax purposes.  The outcome of this process is uncertain.  In addition, any character mismatch arising from your inclusion of ordinary income in respect of the interest on the Deposit and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the Reference Assets on any Index Business Day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o      the expected volatility of the Reference Assets;

o      the time to maturity of the Notes;

o      the market price and dividend rate on the common stocks underlying the Indices;

o      interest and yield rates in the market generally;

o      a variety of economic, financial, political, regulatory or judicial events;

o      supply and demand for the Notes; and

o      our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE REFERENCE ASSETS

Description of the S&P 500® Index

All information regarding the Index set forth in this pricing supplement reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”). The S&P 500 Index is calculated, maintained and published by S&P Dow Jones.

The S&P 500 Index is reported by Bloomberg under the ticker symbol “SPX <Index>“.The S&P 500 Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The daily calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Composition of the S&P 500® Index

S&P Dow Jones chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equities market. Relevant criteria employed by S&P Dow Jones for new additions include the financial viability of the particular company, the extent to which that company represents the industry group to which it is assigned, adequate liquidity and reasonable price, an unadjusted market capitalization of US$4.0 billion or more, U.S. domicile, a public float of at least 50% and company classification (i.e. U.S. common equities listed on the NYSE and the NASDAQ stock market and not closed-end funds, holding companies, tracking stocks, partnerships, investment vehicles, royalty trusts, preferred shares, unit trusts, equity warrants, convertible bonds or investment trusts). The ten main groups of companies that comprise the Index include: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. S&P Dow Jones may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this the return on the Notes will not be the same as the return you would receive if you were to purchase those stocks and hold them for a period equal to the term of the Notes.

Computation of the S&P 500® Index

As of September 16, 2005, S&P Dow Jones has used a full float-adjusted formula to calculate the S&P 500 Index. With a float-adjusted index, the share counts used in calculating the Index will reflect only those shares that are available to investors, not all of a company’s outstanding shares.

The float-adjusted S&P 500 Index is calculated as the quotient of (1) the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor (“IWF”) and (2) the index divisor.

The investable weight factor is calculated by dividing (1) the available float shares by (2) the total shares outstanding. Available float shares reflect float adjustments made to the total shares outstanding. Float adjustments seek to distinguish strategic shareholders (whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company) from those holders whose investments depend on the stock’s price and their evaluation of the company’s future prospects.

Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.   Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, employee stock option plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by certain asset managers, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.  Effective as of September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by these asset managers, were removed from the float for purposes of calculating the Index.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, the IWF is calculated by dividing the available float shares by the total shares outstanding.  Available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P Dow Jones would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P Dow Jones would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, the multiple classes are combined into one class with an adjusted share count.  In these cases, the stock price is based on one class, usually the most liquid class, and the share count is based on the total shares outstanding.

Changes in a company’s total shares outstanding of 5.0% or more due to public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Other changes of 5.0% or more (for example, due to company stock repurchases, private placements, an acquisition of a privately held company, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday (one week later). Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December.

Changes due to mergers or acquisitions of publicly held companies are made as soon as reasonably possible, regardless of the size of the change, although de minimis merger and acquisition share changes may be accumulated and implemented with the quarterly share rebalancing. Corporate actions such as stock splits, stock dividends, spinoffs and rights offerings are generally applied after the close of trading on the day prior to the ex-date. Share changes resulting from exchange offers are made on the ex-date. Changes in investable weight factors of more than five percentage points caused by corporate actions will be made as soon as possible. Changes in investable weight factors of less than five percentage points will be made annually, in September when revised investable weight factors are reviewed. A share freeze is implemented the week of the rebalancing effective date, the third Friday of the last month of each quarter, during which shares are not changed except for certain corporate actions (merger activity, stock splits, rights offerings and certain dividend payable events).

As discussed above, the value of the S&P 500 Index is the quotient of (1) the total float-adjusted market capitalization of the Index’s constituents (i.e., the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor) and (2) the index divisor. Continuity in index values is maintained by adjusting the divisor for all changes in the constituents’ share capital after the base date, which is the period from 1941 to 1943. This includes additions and deletions to the index, rights issues, share buybacks and issuances, and spin-offs. The index divisor’s time series is, in effect, a chronological summary of all changes affecting the base capital of the Index since the base date. The index divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. Some corporate actions, such as stock splits require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require adjustments to the index divisor.

Additional information on the S&P 500® Index is available on the following website:  http://www.standardandpoors.com.  No information on the website shall be deemed to be included or incorporated by reference in this pricing supplement.

License Agreement

“Standard & Poor’s®, S&P 500® and S&P® are registered trademarks of Standard & Poor’s Financial Services, LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  Standard & Poor’s®, S&P 500®, S&P® and S&P 500® Total Return are registered trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by Barclays Bank PLC.   The S&P 500® Total Return (the “Index”) is a product of S&P Dow Jones Indices LLC, and has been licensed for use by Barclays Bank PLC.

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general market performance.   The only relationship of S&P Dow Jones Indices’ or any of their subsidiaries or affiliates to Barclays Bank PLC is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The Index is determined, composed and calculated by S&P Dow Jones Indices and/or its third party licensor(s) without regard to Barclays Bank PLC or the Notes.  S&P Dow Jones Indices has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the Index.  S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash.  S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment advisor.  Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.  It is possible that this trading activity will affect the value of the Index and the Notes.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND BARCLAYS BANK PLC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Information Regarding the S&P 500® Index

The following table sets forth the high and low closing levels as well as end-of-quarter closing levels of the S&P 500 Index, during the periods indicated below.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close

March 30, 2007	1459.68	1374.12	1420.86
June 29, 2007	1539.18	1420.86	1503.35
September 28, 2007	1553.08	1406.70	1526.75
December 31, 2007	1565.15	1407.22	1468.36
March 31, 2008	1447.16	1273.37	1322.70
June 30, 2008	1426.63	1278.38	1280.00
September 30, 2008	1305.32	1106.39	1166.36
December 31, 2008	1161.06	752.44	903.25
March 31, 2009	934.70	676.53	797.87
June 30, 2009	946.21	811.08	919.32
September 30, 2009	1071.66	879.13	1057.08
December 31, 2009	1127.78	1025.21	1115.10
March 31, 2010	1174.17	1056.74	1169.43
June 30, 2010	1217.28	1030.71	1030.71

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close

September 30, 2010	1148.67	1022.58	1141.20
December 31, 2010	1259.78	1137.03	1257.64
March 31, 2011	1343.01	1256.88	1325.83
June 30, 2011	1363.61	1265.42	1320.64
September 30, 2011	1353.22	1119.46	1202.09
December 30, 2011	1285.09	1099.23	1257.60
March 30, 2012	1416.51	1277.06	1408.47
June 29, 2012	1419.04	1278.04	1362.16
September 28, 2012	1465.77	1334.76	1440.67
December 31, 2012	1461.40	1353.33	1426.19
March 28, 2013	1569.19	1457.15	1569.19
June 19, 2013*	1669.16	1541.61	1628.90

* For the period commencing April 1, 2013 and ending on June 19, 2013

The following graph sets forth the historical performance of the S&P 500 Index based on daily closing levels from January 2, 2008 through June 19, 2013. The closing level of the S&P 500 Index on June 19, 2013 was 1,628.90.

We obtained the S&P 500® Index closing levels above from Bloomberg, L.P, without independent verification. The historical levels of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level of the S&P 500® Index on the Final Valuation Date.  We cannot give you assurance that the performance of the S&P 500® Index will result in the return of any of your principal.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Description of the Russell 2000® Index

All information regarding the Russell 2000® Index set forth in this pricing supplement reflects the policies of, and is subject to change by, Russell Investments (“Russell”), the index sponsor.  The Russell 2000® Index was developed by Russell and is calculated, maintained and published by Russell.  The Russell 2000® Index is reported by Bloomberg under the ticker symbol “RTY <Index>“.

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  As a subset of the Russell 3000® Index (the “Russell 3000”), it consists of approximately 2,000 of the smallest companies (based on a combination of their market capitalization and the current index membership) included in the Russell 3000 and represented, as of June

30, 2012, approximately 10% of the total market capitalization of the Russell 3000. The Russell 3000, in turn, comprises the 3,000 largest U.S. companies as measured by total market capitalization, which together represented, as of June 30, 2012, approximately 98% of the investable U.S. equity market.

Selection of Stocks Underlying the Russell 2000® Index

Security Inclusion Criteria

•                  U.S. company. All companies eligible for inclusion in the Russell 2000® Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and company stock trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible for this purpose), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange as defined by a two-year average daily dollar trading volume (“ADDTV”) from all exchanges within a country. After the HCIs are defined, the next step in the country assignment involves an analysis of assets by location. Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary location of the company’s revenues to cross-compare with the three HCIs and assign a country in a similar manner.  Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

•                  Trading requirements. All securities eligible for inclusion in the Russell 3000 must trade on a major U.S. exchange. Bulletin Board, pink-sheet or over-the-counter traded securities are not eligible for inclusion.

•                  Minimum closing price. Stock must trade at or above US$1.00 on their primary exchange on the last trading day in May to be considered eligible for inclusion in the Russell 3000 during annual reconstitution or during initial public offering (IPO) eligibility. If a stock’s closing price is less than US$1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than US$1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above US$1.00 on the last day of their eligibility period in order to qualify for index inclusion.

•                  Primary exchange pricing. If a stock, new or existing, does not have a closing price at or above US$1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above US$1.00 on another major U.S. exchange, that stock will be eligible for inclusion.

•                  Minimum total market capitalization. Companies with a total market capitalization of less than US$30 million are not eligible for the Russell 2000® Index.

•                  Minimum available shares/float requirement. Companies with only a small portion of their shares available in the marketplace are not eligible for the Russell Indices.  Companies with 5% or less will be removed from eligibility.

•                  Company structure. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special purpose acquisition companies (SPACs) and limited partnerships are excluded from inclusion in the Russell 3000. Business development companies (BDCs) are eligible.

•                  Shares excluded. Preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrant rights and trust receipts are not eligible for inclusion.

•                  Deadline for inclusion. Stocks must be listed on the last trading day in May and Russell must have access to documentation on that date supporting the company’s eligibility for inclusion. This information includes corporate description, verification of incorporation, number of shares outstanding and other information needed to determine eligibility. IPOs will be considered for inclusion on a quarterly basis.

All Russell indices, including the Russell 2000® Index, are reconstituted annually to reflect changes in the marketplace. The companies that meet the eligibility criteria are ranked on the last trading day of May of every year based on market capitalization using data available at that time, with the reconstitution taking effect as of the first trading day following the last Friday of June of that year. If the last Friday in June is the 28th, 29th or 30th day of June, reconstitution will occur the Friday prior.

Market Capitalization

The primary criteria used to determine the initial list of common stocks eligible for inclusion in the Russell 3000, and thus the Russell 2000® Index, is total market capitalization, which is calculated by multiplying the total outstanding shares by the market price as of the last trading day in May for those securities being considered for the purposes of the annual reconstitution. IPO eligibility is determined each quarter.

•                  Determining total shares outstanding.  Only common stock is used to determine market capitalization for a company.  Any other form of shares, including  preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts, are excluded from the calculation.  If multiple share classes of common stock exist, they are combined.  In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

•                  Determining price.  During each annual reconstitution, the last traded price on the last trading day in May of that year from the primary exchange is used to determine market capitalization.  If a security does not trade on its primary exchange, the lowest price from another major U.S. exchange is used.  In the case where multiple share classes exist, the primary trading vehicle is identified and used to determine price.  For new members, the common share class with the highest trading volume will be considered the primary trading vehicle, and its associated price and trading symbol will be included in the Russell 2000® Index.

Capitalization Adjustments

A security’s shares are adjusted to include only those shares available to the public, often referred to as “free float”.  The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.  Stocks are weighted in all Russell indices, including the Russell 2000® Index, by their float-adjusted market capitalization, which is calculated by multiplying the primary closing price by the available shares.

The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization:

•                  Cross ownership.  Shares held by another member of a Russell index are considered cross-owned and all such shares will be adjusted regardless of percentage held.

•                  Large corporate and private holdings.  Shares held by another listed company (non-member) or private individuals will be adjusted if greater than 10% of shares outstanding.  Share percentage is determined either by those shares held by an individual or a group of individuals acting together.  For example, officers and directors holdings would be summed together to determine if they exceed 10%.  However, not included in this class are institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds.

•                  Employee stock ownership plan shares.  Corporations that have employee stock ownership plans that comprise 10% or more of the shares outstanding are adjusted.

•                  Unlisted share classes.  Classes of common stock that are not traded on a U.S. exchange are adjusted.

•                  IPO lock-ups.  Shares locked-up during an IPO are not available to the public and are thus excluded from the market value at the time the IPO enters the Russell indices.

•                  Government holdings.  Holdings listed as “government of” are considered unavailable and will be removed entirely from available shares.  Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%.  Any holding by a government pension fund is considered institutional holdings and will not be removed from available shares.

Corporate Actions Affecting the Russell 2000® Index

Changes to all Russell U.S. indices, including the Russell 2000® Index, are made when an action is final.

•                  “No replacement” rule.  Securities that leave the Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced.  Thus, the number of securities in the Index over a year may fluctuate according to corporate activity.

•                  Mergers and acquisitions.  Merger and acquisition activity results in changes to the membership and weighting of members within the Russell 2000® Index.

•                  Re-incorporations.  Members of the Russell 2000® Index that are re-incorporated to another country are analyzed for country assignment the following year during reconstitution, as long as they continue to trade in the U.S. Companies that re-incorporate and no longer trade in the U.S. are immediately deleted from the Russell 2000® Index and placed in the appropriate country within the Russell Global Index. Those that re-incorporate to the U.S. during the year will be assessed during reconstitution for membership.

•                  Re-classifications of shares (primary vehicles).  Primary vehicles will not be assessed or change outside of a reconstitution period unless the existing class ceases to exist. In the event of extenuating circumstances signalling a necessary primary vehicle change, proper notification will be made.

•                  Rights offerings.  Rights offered to shareholders are reflected in the Russell 2000® Index the date the offer expires for non-transferable rights and on the ex-date for transferable rights.  In both cases, the price is adjusted to account for the value of the right on the ex-date, and shares are increased according to the terms of the offering on that day. Rights issued in anticipation of a takeover event, or “poison pill” rights are excluded from this treatment and no price adjustment is made for their issuance or redemption.

•                  Changes to shares outstanding.  Changes to shares outstanding due to buyback (including Dutch Auctions), secondary offerings, merger activity with a non- Index member and other potential changes are updated at the end of the month (with the sole exception of June) which the change is reflected in vendor supplied updates and verified by Russell using an SEC filing.  For a change in shares to occur, the cumulative change to available shares must be greater than 5%.

•                  Spin-offs. The only additions between reconstitution dates are as a result of spin-offs, reincorporations and IPOs.  Spin-off companies are added to the Russell 2000® Index if warranted by the market capitalization of the spin-off company.

•                  Tender offers.  A company acquired as the result of a tender offer is removed when the tender offer has fully expired and it is determined the company will finalize the process with a short form merger.  Shares of the acquiring company, if a member of the Russell 2000® Index, will be increased simultaneously.

•                  Delisting.  Only companies listed on U.S. exchanges are included in the Russell 2000® Index.  Therefore, when a company is delisted from a U.S. exchange and moved to over-the-counter trading, the company is removed from the Russell 2000® Index.

•                  Bankruptcy and voluntary liquidations.  Companies that file for Chapter 7 liquidation bankruptcy or file any other liquidation plan will be removed from the Russell 2000® Index at the time of the filing.  Companies filing for a Chapter 11 re-organization bankruptcy will remain a member of the Russell 2000® Index, unless delisted from their primary exchange.  In that case, normal delisting rules will apply.

•                  Stock distributions.  Stock distributions can take two forms:  (1) a stated amount of stock distributed on the ex-date or (2) an undetermined amount of stock based on earnings and profits on a future date.  In both cases, a price adjustment is made on the ex-date of the distribution.  Shares are increased on the ex-date for category (1) and on the pay-date for category (2).

•                  Dividends.  Gross dividends are included in the daily total return calculation of the Russell 2000® Index based on their ex-dates.  The ex-date is used rather than the pay-date because the market place price adjustment for the dividend occurs on the ex-date.  Monthly, quarterly and annual total returns are calculated by compounding the reinvestment of dividends daily. The reinvestment and compounding is at the total index level, not at the security level. Stock prices are adjusted to reflect special cash dividends on the ex-date. If a dividend is payable in stock and cash and the stock rate cannot be determined by the ex-date, the dividend is treated as cash.

•                  Halted securities.  Halted securities are not removed from the Russell 2000® Index until the time they are actually delisted from the exchange.  If a security is halted, it remains in the Index at the last traded price from the primary exchange until the time the security resumes trading or is officially delisted.

Additional information on the Russell 2000® Index is available on the following website: http://www.russell.com.  No information on the website shall be deemed to be included or incorporated by reference in this pricing supplement.

License Agreement

Barclays Bank PLC has entered into a non-exclusive license agreement with the Russell Investments (“Russell”) whereby we, in exchange for a fee, are permitted to use the Russell 2000 Index and its related trademarks in connection with certain Notes, including the Notes.  We are not affiliated with Russell; the only relationship between Russell and us is any licensing of the use of Russell’s indices and trademarks relating to them.

The license agreement between Russell and Barclays Bank PLC provides that the following language must be set forth in the pricing supplement:

“The Notes are not sponsored, endorsed, sold, or promoted by Russell Investments (“Russell”).  Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in Notes generally or in the Notes particularly or the ability of the Russell 2000® Index (the “Russell 2000 Index”) to track general stock market performance or a segment of the same.  Russell’s  publication of the Russell 2000 Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the Notes upon which the Russell 2000 Index is based.  Russell’s only relationship to Barclays Bank PLC and its affiliates is the licensing of certain trademarks and trade names of Russell and of the Russell 2000 Index which is determined, composed and calculated by Russell without regard to Barclays Bank PLC and its affiliates or the Notes.  Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise.  Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000 Index.  Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY OMISSIONS, OR INTERRUPTIONS THEREIN.  RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN.  RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

“Russell 2000® Index” and “Russell 3000® Index” are trademarks of Russell Investments and have been licensed for use by Barclays Bank PLC.  The Notes are not sponsored, endorsed, sold, or promoted by Russell Investments and Russell Investments makes no representation regarding the advisability of investing in the Notes.

Historical Information Regarding the Russell 2000® Index

The following table sets forth the high and low closing levels of the Russell 2000® Index, as well as end-of-quarter closing levels, during the periods indicated below.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close

March 30, 2007	829.44	760.06	800.71
June 29, 2007	855.09	803.22	833.70
September 28, 2007	855.77	751.54	805.45
December 31, 2007	845.72	735.07	766.03
March 31, 2008	753.55	643.97	687.97
June 30, 2008	763.27	686.07	689.66
September 30, 2008	754.38	657.72	679.58
December 31, 2008	671.59	385.31	499.45
March 31, 2009	514.71	343.26	422.75
June 30, 2009	531.68	429.16	508.28
September 30, 2009	620.69	479.27	604.28
December 31, 2009	634.07	562.40	625.39
March 31, 2010	690.30	586.49	678.64
June 30, 2010	741.92	609.49	609.49
September 30, 2010	677.64	590.03	676.14
December 31, 2010	792.35	669.45	783.65
March 31, 2011	843.55	773.18	843.55
June 30, 2011	865.29	777.20	827.43
September 30, 2011	858.11	650.96	689.95
December 30, 2011	765.43	609.49	740.92
March 30, 2012	846.13	747.28	830.30
June 29, 2012	840.63	737.24	798.49
September 28, 2012	864.70	767.75	837.45
December 31, 2012	852.49	849.35	849.35
March 28, 2013	953.07	872.60	951.54
June 19, 2013*	999.99	901.51	986.50

* For the period commencing April 1, 2013 and ending on June 19, 2013

The following graph sets forth the historical performance of Russell 2000® Index the based on daily closing levels from January 2, 2008 through June 19, 2013. The closing level of the Russell 2000® Index on June 19, 2013 was 986.50.

We obtained the Russell 2000® Index closing levels above from Bloomberg, L.P, without independent verification. The historical levels of the Russell 2000® Index should not be taken as an indication of future performance, and no assurance can be given as to the Closing Level of the Russell 2000® Index on the Final Valuation Date.  We cannot give you assurance that the performance of the Russell 2000® Index will result in the return of any of your principal.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent will commit to take and pay for all of the Notes, if any are taken.